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                                                                 Exhibit (a)(15)

(The following is a reformatted version of a press release issued by Campbell Soup Company.)

              CAMPBELL ANNOUNCES PRELIMINARY TENDER OFFER RESULTS

CAMDEN, N.J. October 11, 1996 - Campbell Soup Company (NYSE: CPB) today announced the preliminary results of its Dutch auction tender offer which expired Thursday, October 10 at 12:00 midnight, New York City time.
        The preliminary count by First Chicago Trust Company of New York, depository for the offer, indicated that 13,528,975 shares were tendered and not withdrawn at or below $80 per share. The number of shares tendered includes 4,852,360 shares tendered pursuant to guaranteed delivery. The company expects to purchase all shares tendered at a price of $80 per share.
        The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

        Campbell commenced the tender offer on Thursday, September 12, 1996. The company announced its intention to purchase up to 18 million shares at a range of $69 to $80 per share.

        The Dutch auction tender offer is a key element in Campbell's "Best in Show" strategic growth plan announced on September 5. The plan is designed to accelerate Campbell's sales and earnings per share growth. The company aspires to move into the ranks of the world's renowned consumer goods companies in terms of financial profile and market multiple. The one-time stock buyback was the first part of a three-year, $2.5 billion Campbell share repurchase program. The company intends to proceed with the share repurchase program, but also declared that it will not be purchasing shares in the open market until November 14.

        The shares expected to be purchased represent approximately 5.5 percent of the approximately 247 million shares of stock outstanding immediately prior to the offer. After purchasing the shares, the company will have approximately 234 million shares of stock outstanding.

CONTACT:  Jerry Buckley
          (609) 342-3738
          (Media)
          Leonard Griehs
          (609) 342-6428
          (Analysis)